Exhibit (d)(2)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Investment Advisory Agreement effective as of June 1, 2014 (“Amendment No. 2”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and T. Rowe Price Associates, Inc., a Maryland corporation (“T. Rowe” or “Adviser”).

FMG LLC and T. Rowe agree to modify the Investment Advisory Agreement dated as of May 1, 2011 (“Agreement”) as follows:

1. New Portfolio. FMG LLC hereby appoints T. Rowe to serve as the Adviser to an Allocated Portion of Multimanager Aggressive Equity Portfolio (“New Portfolio”).

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to EQ/Large Cap Growth PLUS Portfolio and EQ/T. Rowe Price Growth Stock Portfolio.

3. Duration of Agreement.

a.	Except as noted in subsection (b) below, with respect to the Portfolios specified in Appendix A to the Agreement (except as provided below), the Agreement will continue in effect for a 12 month period beyond August 31, 2014 and may be continued thereafter pursuant to subsection (c) below.

b.	With respect to the New Portfolio specified in Amendment No. 2, the Agreement will continue in effect for a period of two years beginning June 1, 2014 and may be continued thereafter pursuant to subsection (c) below.

c.	With respect to each Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a) or (b), as the case may be, only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the agreement or interested persons (as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), and by either the Board of Trustees or a vote of a majority of the outstanding shares of the Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to a Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Steven M. Joenk Steven M. Joenk Chairman, Chief Executive Officer and President	By:	/s/ Fran Pollack-Matz Name: Fran Pollack-Matz Title: Vice President

APPENDIX A

TO AMENDMENT NO. 2

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser on or about the fifth day of each month compensation computed at an annual rate equal to the following:

Large Cap Growth Portfolios	Advisory Fee**,†
EQ/T. Rowe Price Growth Stock Portfolio*, EQ/Large Cap Growth PLUS Portfolio and Multimanager Aggressive Equity Portfolio* (collectively referred to as “Large Cap Growth Portfolios”)

0.40% of the Large Cap Growth Portfolios’ average daily net assets up to and including $250 million; and 0.375% of the Large Cap Growth Portfolios’ average daily net assets in excess of $250 million up to and including $500 million; and 0.35% of the Large Cap Growth Portfolios’ average daily net assets in excess of $500 million.

Once the Large Cap Growth Portfolios’ average daily net assets exceed $1 billion, the 0.35% advisory fee will apply to all asset levels.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “T. Rowe Allocated Portion”.
**	The daily advisory fee for the Large Cap Growth Portfolios is calculated by multiplying the aggregate average daily net assets of the Large Cap Growth Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.
†	The Adviser will provide the Manager a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee schedule applicable once the Large Cap Growth Portfolios exceed $1 billion. The credit will apply as follows at asset levels between approximately $946 million and $1 billion.

To accommodate circumstances where the Large Cap Growth Portfolios’ assets fall below $1 billion, and to prevent a decline in the Portfolios’ assets from causing an increase in the absolute dollar fee, the Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered or (b) fall below a threshold of approximately $946 million, which would trigger the application of the tiered fee schedule.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $ 1 billion and the current portfolio size for billing purposes. The credit would approach $187,500 annually when the Large Cap Growth Portfolios assets were close to $1 billion and fall to $0 at approximately $946 million.

The transitional fee credit is determined as follows:

Average Daily Fund Assets - $946,428,571	X	$187,500
$53,571,429